I.    PURPOSE OF THE POLICY
The reputation of Pembina is one of our most important assets. The purpose of this Policy is to establish a high standard of integrity and ethical behavior that supports Pembina’s reputation and our relationships with our internal and external stakeholders.

II.    SCOPE AND APPLICATION
This Policy applies to all officers, employees, consultants, contractors and directors of Pembina (“Personnel”). Our reputation is built through the conduct of our Personnel in our dealings on behalf of Pembina. We expect our reputation to be beyond reproach, and one that we can be proud of.

Definitions

In this Policy:

"Board” or “Board of Directors” means the board of directors of the Corporation from time to time;
“Corporation” means Pembina Pipeline Corporation;
“HSE” means health, safety and the environment;
“Insider Trading Policy Administrator” has the meaning ascribed to it in the Insider Trading and Reporting Policy;
“Leader” means Personnel at the supervisor level or higher;
“Pembina” means collectively, the Corporation and its subsidiaries;
“Policy” means this Code of Ethics Policy;
“Officer” means any of the President and/or Chief Executive Officer, the Chief Financial Officer, the Senior Vice Presidents or such other officer designated by the Board from time to time; and
“Spokespersons” means those individuals designated as Spokespersons in the Corporation’s Disclosure Policy.

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III.    PRINCIPLES
Our reputation is built on the following core values and beliefs:
1.    Integrity
We ensure our activities are ethical and meet the expectations of our customers, investors, host communities, Personnel and other stakeholders.
2.    Stability
We are committed to the long term.
3.    Purposeful
We are purposeful in the planning and execution of our business, operations and activities.
4.    Citizenship
We conduct ourselves in a manner that is ethical, responsible, safe and legal.
5.    Respectful
We treat our diverse stakeholders in a civil and dutiful manner.
6.    Accountability
Our operations are performed in an open, honest and responsible manner.

IV.    RESPONSIBILITIES
Pembina expects and requires its Personnel to:
•    behave honestly and ethically;
•    act with integrity;

•	when acting on behalf of Pembina, afford those with whom you come into contact with respect and courtesy;

•	maintain confidentiality, where required, to ensure the protection of corporate, personal and third-party information;
•    take responsible steps to avoid any conflicts of interest, either real or perceived;
•    behave in ways which uphold and reflect Pembina's values;
•    never use one's power or status in an effort to gain undue benefit or advantage over others;
•    treat communities and the environment in which we operate with respect; and
•    always comply with the law and relevant rules and regulations.
All Personnel are expected to maintain and promote a high level of professional integrity. It is the responsibility of all Personnel to uphold Pembina's reputation and standing in the community. The Policy is designed to foster a consistent and high standard of ethical behavior by Pembina's Personnel and is our guide in our relationships with internal and external parties. All Personnel are expected to conduct themselves by, and be familiar with, the Policy.
Included below are some examples of the requirements, responsibilities, actions or prohibitions that applicable persons must abide by to comply with this Policy.

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A.	Conflicts of Interest
Personnel may experience situations during the course of their employment that represent a conflict of interest. A conflict of interest exists whenever individual interests interfere or conflict (or even appear to interfere or conflict) with the interests of Pembina in a way that may adversely influence Personnel's objectivity, ability to perform Pembina work effectively, or the exercise of sound, ethical business judgment. Conflicts of interest can also arise when Personnel, or a member of his or her family, or close friends or associates receive improper personal benefits as a result of his or her position at Pembina. No Personnel should improperly benefit, directly or indirectly, from corporate property or information, his or her status as Personnel of Pembina, or from any decision or action by Pembina where he or she is in a position to influence. Personnel must not compete with Pembina, but strive to further its legitimate business interests with the utmost integrity.
By way of example, a conflict of interest may arise if any Personnel:
•    has a material personal interest in a transaction or agreement involving Pembina;

•	accepts a loan, or a guarantee of an obligation, from Pembina;

•
accepts a gift, service, payment or other benefit (other than a nominal gift) from a competitor, supplier or customer of Pembina, or any person, entity or organization with which Pembina does business or seeks or expects to do business;

•
lends to, borrows from, or has a material interest in a competitor, supplier or customer of Pembina, or any entity or organization with which Pembina does business or seeks or expects to do business (other than routine investments in publicly traded companies or borrowing from financial institutions);

•    knowingly competes with Pembina or diverts a business opportunity from Pembina;

•
serves as an officer, director, employee, consultant or in any management capacity in an entity or organization with which Pembina does business or seeks or expects to do business (other than routine business involving immaterial amounts, in which the individual has no decision-making or other role);

•	has a material interest in an entity or organization with which Pembina does business or seeks or expects to do business; or
•    participates in a venture in which Pembina has expressed an interest.
Personnel are expected to use common sense and good judgment in deciding whether a potential conflict of interest may exist. All Personnel must prioritize their obligations to Pembina including allocating an appropriate amount of time to Pembina work, protecting Pembina’s assets and information, and maintaining confidentiality. In the event of a potential conflict of interest, Personnel should notify the Corporation and clear any potential conflicts in writing.
Employees below the executive level who wish to serve on a board of directors for any non-profit organization independent of Pembina must obtain written approval from their Leader and an executive officer. Executive officers, and employees wishing to serve on the board of directors of a for-profit organization must obtain written approval of the President and CEO. This does not apply to independent directors of the Corporation who serve other companies’ boards, this is addressed through Pembina’s Governance Guidelines. It is recommended that any Personnel who wish to serve on a non-profit board discuss it with their Leader.

B.	Gifts, Benefits and Entertainment
Personnel at Pembina are expected to act responsibly and with integrity when making a decision on whether to accept the offer of a gift, benefit or entertainment. Gifts should not be accepted if they could be reasonably considered extravagant, a personal enrichment or an incentive to influence a behavior or a business decision. Gifts and

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entertainment should be for a proper intended purpose with a demonstrable business value and should be exchanged in accordance with the policies and procedures of both parties. Personnel must avoid the appearance and the act of improperly influencing business relationships with the organizations or individuals with whom they deal. Exchanging a gift or entertainment as a private individual, or through an intermediary such as a spouse, friend or family member is prohibited. Gifts should be modest, occasional, consistent with standard industry practice and permitted by law. In addition, Personnel must seek approval from their Leader and an executive officer prior to accepting any air travel or overnight accommodations. If you are unsure about the acceptability of any gift or entertainment you are exchanging, do not assume it is permitted. It is recommended that you discuss the situation with your leader and seek further clarification from Internal Audit or the Legal department.
Personnel shall not furnish, on behalf of Pembina, expensive gifts or provide excessive benefits to other persons.
Care must be taken when exchanging gifts and entertainment with government officials (see Working with Government Officials).

C.	Working with Government Officials
Pembina and its Personnel are subject to local and international laws that prohibit corrupt practices when dealing with government officials. It is an offence to make or offer any government official, political party, or political candidate an inducement to obtain favorable business treatment or some other advantage. Indirect inducements offered to associates, agents, family members, or third parties to government officials, political parties or political candidates are also prohibited. Any violation or perceived violation of this may result in severe penalties to both Pembina and its Personnel. Personnel must act ethically, transparently and take all reasonable steps to ensure strict adherence to these laws at all times. Pembina has zero tolerance for bribery and corruption.
Additionally, federally and in many provinces, Canadian law prohibits the direct or indirect use of Pembina's funds, goods or services as contributions to political parties, campaigns or candidates of election to any level of government.
Personnel who interact with political stakeholders or government officials are expected to know and comply with all applicable laws and corporate processes governing relationships with government officials. Any questions Personnel engaging with government may have regarding this Policy or Canadian laws regarding government engagement should be directed to Pembina’s Government Relations team.

D.	Honesty, Integrity and the Law
Personnel are expected to act honestly, with integrity and to comply with the law at all times. Dishonest, unethical or illegal behavior will have a negative impact on Pembina and its reputation. Compliance with both the letter and spirit of all laws, rules and regulations applicable to Pembina's business is critical to its reputation and continued success. All Personnel must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety. Personnel who fail to comply with this Policy and applicable laws will be subject to disciplinary measures, up to and including dismissal.

E.	Health, Safety and Environment
Pembina demonstrates its accountability in the areas of health, safety and the environment by managing risk and complying with HSE laws and regulations. All Personnel are required to review and sign off on the Health, Safety and Environment Policy, and Personnel are expected to make health and safety a top priority. Pembina believes environmental responsibility, a safe and healthy workplace, and reliable operations are integral to generating benefits for our investors, stakeholders, Personnel and the communities where we operate. If the environment is exposed to damage, Pembina has procedures in place that instigate a rigorous program to repair that damage and to minimize

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the impact to the environment. For further information, please consult Pembina's Health, Safety and Environment Policy.

F.	Personnel Relations
All Personnel of Pembina shall be treated with respect and dignity. Pembina is an equal opportunity employer and shall not permit its Personnel to discriminate against Personnel or potential directors, officers or employees on the basis of race, ancestry, national/ethnic/place of origin, color, religion/religious beliefs, age, sex/gender, sexual orientation, marital status, family status, disability, class of persons, source of income, or pardoned conviction, or any other characteristic protected by Canadian or provincial laws and regulations, as applicable. For further information, please consult Pembina’s Respectful Workplace Policy.
Pembina will make reasonable accommodations for its Personnel in compliance with applicable laws and regulations. Pembina is committed to actions and policies to assure fair employment, including equal treatment in hiring, promoting, training, compensation, termination and corrective action and will not tolerate discrimination.

G.	Public Relations
Unless Personnel are specifically authorized to represent Pembina to the media, they may not respond to media inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about Pembina. Any media contact on any topic should be immediately referred to the designated Spokespersons identified in the Corporation's Disclosure Policy. Personnel must be careful not to disclose confidential, personal or business information through public or casual discussions with the media or others. For additional information about communication through social media refer to Pembina’s Social Media Rules.

H.	Outside Business Activities
Personnel may not take for themselves personally, or for their friends, family members or associates, opportunities that are discovered through the use of Pembina assets, information or position. Personnel may not participate in outside business or financial activities that compete directly with Pembina. Personnel may not use Pembina assets or information or their position with Pembina at any time, for personal gain. Personnel owe a duty to Pembina to advance its legitimate business interests when the opportunity to do so arises.
It is expected that Personnel will not participate in an outside business that supplies services or has business dealings with Pembina where there is a possibility of preferential treatment being received by virtue of the Personnel's position.

I.	Fair Dealing
Personnel should deal fairly with Pembina's customers, suppliers, competitors and should not engage in any activity that could potentially result in an unfair competitive advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Pembina supports a free marketplace and the laws and business practices that preserve free and fair competition. Personnel must comply with all antitrust and competition laws and must not engage in anticompetitive behavior such as collusion and price fixing. For further information, please consult Pembina's Inter-Affiliate Restricted Information Policy.
Pembina obtains information about its competitors only through legal and ethical means. Personnel must never obtain, or enlist someone to obtain, illegally or unethically sourced information. If you are in possession of such information, report it immediately.

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J.	Privacy and Confidentiality
The protection of information and confidentiality is extremely important to Pembina, regardless of whether it is personal or corporate. Personnel are expected, and should expect, that personally identifiable information be treated with respect and protected from collection or disclosure without consent and Pembina complies with applicable legislation governing the protection of personal information. Moreover, we are required to preserve and protect the confidentiality of corporate initiatives and intellectual property as well as business and operational plans. Personnel should exercise care when discussing what may be considered confidential or private information with other Personnel or outside parties. For further information, please consult Pembina's Disclosure Policy, Insider Trading and Reporting Policy, Privacy Policy, and Pembina's Inter-Affiliate Restricted Information Policy.

K.	Integrity of Financial Information
Stakeholders must be provided with accurate, up-to-date financial information in order to make informed decisions. Many Personnel contribute directly to various reporting processes that impact the integrity and accuracy of financial information, statements and management reports. All Personnel have a responsibility to ensure that financial records accurately reflect financial transactions. Adequate controls must be maintained to ensure the accuracy of financial reporting. The books and records of Pembina must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with applicable generally accepted accounting principles and maintain recorded accountability for assets and liabilities. All Personnel responsible for maintaining Pembina's financial records must maintain the accuracy of asset and liability records by comparing the records to the existing assets and liabilities at reasonable intervals, and appropriate action must be taken with respect to any differences. All business transactions in which Personnel have participated must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail. Any intentional misrepresentations, regardless of size, are a clear contravention of this Policy and bring into question the integrity of the Personnel as well as Pembina itself. These situations are taken extremely seriously by Pembina, and will be promptly dealt with (see Compliance below). For further information please consult Pembina’s Authorization for Expenditure Policy, the Spending Authorization and Delegation Policy, the Capital Asset Accounting and Capitalization Policy, Materials Inventory Accounting and Financial Authorization Policy, and the Materials Management and Inventory Control Policy.

L.	Business Expenses
Personnel may incur expenses as a result of activities that support Pembina’s operations, including domestic or international business travel. Pembina’s Travel, Meals and Entertainment Policy establishes expectations and best practices for business travel and meals and entertainment expenses by outlining acceptable and unacceptable use of Corporation funds.

M.	Disclosure Matters
The Corporation is required to provide full, fair, accurate, timely and understandable disclosure in the reports and documents that it files with, or submits to, the United States Securities and Exchange Commission, the Alberta Securities Commission and other Canadian securities regulatory authorities, the Toronto Stock Exchange and the New York Stock Exchange, as well in other public communications made by the Corporation. Many Personnel contribute directly to the preparation of Pembina's public disclosures, or provide information as part of the process. All such Personnel must ensure that the disclosures are prepared and information is provided honestly, accurately, and in compliance with the various Pembina disclosure controls and procedures.

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No information may be concealed from Pembina's external auditors, internal auditors, the Board of Directors, or the Audit Committee. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Pembina's financial statements. For further information, please consult Pembina’s Disclosure Policy.

N.	Insider Trading / Misuse of Financial Information
All non-public information about Pembina, its partners or its customers should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. Information is generally considered “non-public” until the opening of markets on the second full trading day after it is disclosed to the public. This includes, but is not limited to shares or securities which the Corporation is evaluating, or is studying, as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and the Corporation. If you have any questions, please consult the Insider Trading Policy Administrator. For further information, please consult Pembina’s Insider Trading and Reporting Policy.

O.	Protection and Use of Pembina Assets and Property
All Personnel should protect, and promote the responsible use of Pembina's assets and resources and ensure their efficient use. Theft, damage, misuse, carelessness and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.
Pembina assets, such as proprietary information, funds, materials, supplies, products, computers, software, facilities and other assets owned or leased by Pembina or that are otherwise in Pembina's possession may only be used for legitimate business purposes. Pembina assets must only be used for legitimate business purposes, and may never be used for illegal purposes.
All proprietary information is the property of Pembina. Personnel must take care to protect the integrity, confidentiality and distribution of this information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property (trademarks, patents), business and marketing plans, financial information, and Personnel information. The obligation to use proprietary information only for legitimate business purposes continues even after Personnel leave the Corporation. Confidential information, including all non-public information that might be of use to competitors or harmful to Pembina or its customers if disclosed, must not be disclosed except when disclosure is authorized or legally mandated. For further information, please consult Pembina’s Privacy Policy, Acceptable Use of Information Assets Policy and Security Management Policy.

P.	Workplace Environment and Relationships
Personnel are expected to conduct themselves in a professional and courteous manner with their peers and coworkers as part of the fulfillment of their work responsibilities and day-to-day relationships. Any report of violation of this standard will be investigated and may result in disciplinary action, up to and including dismissal. Conversely, filing of frivolous or false reports will also be investigated and could result in disciplinary action. For further information, please consult Pembina's Respectful Workplace Policy.

Q.	Workplace Violence
The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow Personnel or others in the workplace will not be tolerated. No weapons of any kind will be tolerated in the workplace unless such are required for property security purposes and then only after written authorization from an executive of the Corporation. For further information, please consult Pembina’s Respectful Workplace Policy.

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V.    ADDITIONAL RESPONSIBILITIES OF LEADERSHIP
Every Leader is expected to demonstrate and promote compliance with our Policy through their day-to-day actions and decision making. Leaders are responsible for providing clear guidance to Personnel on appropriate business conduct and to enforce compliance with our Policy. Compliance includes ensuring that all Personnel who report to you complete the annual ethics training and declaration process. Leaders are expected to appropriately address all potential violations of our Policy when they are brought to their attention. Leaders may have additional specific responsibilities set out in other Pembina policies.

VI.    WAIVERS AND AMENDMENTS
Any waivers of this Policy for directors or officers may be made only by the Board of Directors. Waivers in respect of employees, consultants, contractors or agents may be given by the Chief Executive Officer who shall report any waivers given to the Board of Directors at its next meeting.
Amendments to, material departures, or waivers of the provisions in this Policy that constitute a material change will be promptly publicly disclosed in accordance with applicable laws and regulations and stock exchange rules.

VII.    COMPLIANCE
Personnel must comply with this Policy at all times. Any breaches of this Policy may result in disciplinary action up to and including termination of employment for cause or termination of engagement, as well as potential civil and criminal sanctions.
Reporting Questionable Practices / Breaches of the Policy
Pembina is committed to maintaining a work environment where Personnel feel free to report any irregularities they witness or become aware of with regard to any legal or regulatory matter, accounting, internal controls, auditing, or violations of this Policy, without the fear of retribution, retaliation or inaction. If Personnel observe or become aware of an actual or potential violation of this Policy or of any law, rule or regulation, whether committed by Personnel or by others associated with Pembina, it is the individual's responsibility to report the circumstances in accordance with Pembina’s Whistleblower Policy and to cooperate with any investigation by the Corporation.
This Policy is designed to provide an atmosphere of open communication for compliance issues and to ensure that an individual acting in good faith has the means to report actual or potential violations. If Personnel are unsure about the best course of action to take with respect to a particular situation, the individual is encouraged to seek guidance, using the procedures set forth in Pembina's Whistleblower Policy. Individuals who become aware of, or have any questions with respect to, any violation or potential violation of any law, rule or regulation or of this Policy, or have any concerns with respect to accounting, internal controls or auditing matters, are required to promptly report it in accordance with Pembina's Whistleblower Policy. Any reports submitted hereunder and thereunder will be promptly and thoroughly investigated and addressed in accordance with the Whistleblower Policy. It is Pembina’s responsibility to ensure that any individuals who report violations of this Policy are treated fairly and with respect.
There will be no reprisals against Personnel for good faith reporting of compliance concerns or violations. Open communication of issues and concerns without fear of retribution or retaliation is vital to the successful implementation of this Policy.

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VIII.     REVIEWED AND APPROVED
The Senior Vice President and Chief Legal Officer is the officer responsible for this Policy. This Policy will be reviewed annually by the Senior Vice President and Chief Legal Officer and submitted to the Officer Committee for approval, who will recommend it to the Governance, Nominating and Corporate Social Responsibility Committee for approval.
This Policy was last approved by the Officer Committee on July 16, 2018.
This Policy was last approved by the Governance, Nominating and Corporate Social Responsibility Committee on October 31, 2018.

IX.     RELATED POLICIES
The following policies relate to the subject matter of this Policy:

•	Health, Safety and Environment Policy

•	Disclosure Policy

•	Privacy Policy

•	Inter-Affiliate Restricted Information Policy

•	Authorization for Expenditure Policy

•	Spending Authority and Delegation Policy

•	Capital Asset Accounting and Capitalization Policy

•	Materials Inventory Accounting and Financial Authorization Policy

•	Insider Trading and Reporting Policy

•	Privacy Policy

•	Information Management Policy

•	Acceptable Use of Information Assets Policy

•	Security Management Policy

•	Respectful Workplace Policy

•	Whistleblower Policy

X. SUPPORTING DOCUMENTS
Rules and Conventions in support of this Policy may be created and approved by the Senior Vice President and Chief Legal Officer and the Officer Committee.

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